FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
(Translation of registrant’s name into English)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item

1.	Letters to the Stock Exchanges in Santiago dated October 1, 2003
2.	Letter to Bank of New York dated October 3, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Date:	October 6, 2003	By:	/s/ Ramón Monell Valls

			Name:	Ramón Monell Valls
			Title:	Chief Executive Officer

Santiago, October 1, 2003

To:
Bolsa Electrónica de Chile [Electronic Exchange of Chile]
Bolsa de Valores [Securities Exchange]
By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently in effect, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, the following agreements were approved:

a.-) Sublease agreements entered into between the Bank and its subsidiaries BBVA Administradora de Fondos Mutuos BHIF S.A., BBVA Corredores de Bolsa BHIF S.A., BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La vivienda S.A., all executed on July 21, 2003, through which agreements the Bank sublet to the aforementioned subsidiaries spaces on the seventh floor of the building located at calle Pedro de Valdivia 100, Municipality de Providencia, in the city of Santiago.

b.-) Sublease agreement entered into on July 7, 2003 between the Bank and its subsidiary BHIF Asesorías y Servicios Financieros S.A., through which the Bank sublet to the aforementioned subsidiary physical space in the building located at calle Pedro de Valdivia 100, sixth floor, Municipality de Providencia, in the city of Santiago.

c.-) To enter into a lease agreement with Parque Arauco S.A., under which that company leases to the Bank a physical space in the shopping center “Parque Arauco Shopping Center,” located in the Municipality of Las Condes in the city of Santiago, for automated teller machines.

d.-) To enter into agreements under which the Bank sublets and leases, respectively, to Administradora de Fondos de Pensiones Provida S.A., a physical space in the buildings located at Avenida la Dehesa 457, Municipality of lo Barnechea and at calle Apoquindo 8375 in the Municipality of Las Condes.

The resolution approving the aforementioned agreements constitutes essential information about this Banking company.

Sincerely,

     María Elisa Abovic Wiegand
Auditor
Banco Bilbao Vizcaya Argentaria, Chile

Santiago, October 1, 2003

To:
Bolsa de Corredores [Brokers Exchange]
Bolsa de Valores [Securities Exchange]
By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently in effect, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, the following agreements were approved:

a.-) Sublease agreements entered into between the Bank and its subsidiaries BBVA Administradora de Fondos Mutuos BHIF S.A., BBVA Corredores de Bolsa BHIF S.A., BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La vivienda S.A., all executed on July 21, 2003, through which agreements the Bank sublet to the aforementioned subsidiaries spaces on the seventh floor of the building located at calle Pedro de Valdivia 100, Municipality de Providencia, in the city of Santiago.

b.-) Sublease agreement entered into on July 7, 2003 between the Bank and its subsidiary BHIF Asesorías y Servicios Financieros S.A., through which the Bank sublet to the aforementioned subsidiary physical space in the building located at calle Pedro de Valdivia 100, sixth floor, Municipality de Providencia, in the city of Santiago.

c.-) To enter into a lease agreement with Parque Arauco S.A., under which that company leases to the Bank a physical space in the shopping center “Parque Arauco Shopping Center,” located in the Municipality of Las Condes in the city of Santiago, for automated teller machines.

d.-) To enter into agreements under which the Bank sublets and leases, respectively, to Administradora de Fondos de Pensiones Provida S.A., a physical space in the buildings located at Avenida la Dehesa 457, Municipality of lo Barnechea and at calle Apoquindo 8375 in the Municipality of Las Condes.

The resolution approving the aforementioned agreements constitutes essential information about this Banking company.

Sincerely,

     María Elisa Abovic Wiegand
Auditor
Banco Bilbao Vizcaya Argentaria, Chile

Santiago, October 1, 2003

To:
Bolsa de Comercio de Santiago [Santiago Commerce Exchange]
Bolsa de Valores [Securities Exchange]
By Hand

Dear Sirs:

Pursuant to statutory and regulatory provisions currently in effect, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, the following agreements were approved:

a.-) Sublease agreements entered into between the Bank and its subsidiaries BBVA Administradora de Fondos Mutuos BHIF S.A., BBVA Corredores de Bolsa BHIF S.A., BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La vivienda S.A., all executed on July 21, 2003, through which agreements the Bank sublet to the aforementioned subsidiaries spaces on the seventh floor of the building located at calle Pedro de Valdivia 100, Municipality de Providencia, in the city of Santiago.

b.-) Sublease agreement entered into on July 7, 2003 between the Bank and its subsidiary BHIF Asesorías y Servicios Financieros S.A., through which the Bank sublet to the aforementioned subsidiary physical space in the building located at calle Pedro de Valdivia 100, sixth floor, Municipality de Providencia, in the city of Santiago.

c.-) To enter into a lease agreement with Parque Arauco S.A., under which that company leases to the Bank a physical space in the shopping center “Parque Arauco Shopping Center,” located in the Municipality of Las Condes in the city of Santiago, for automated teller machines.

d.-) To enter into agreements under which the Bank sublets and leases, respectively, to Administradora de Fondos de Pensiones Provida S.A., a physical space in the buildings located at Avenida la Dehesa 457, Municipality of lo Barnechea and at calle Apoquindo 8375 in the Municipality of Las Condes.

The resolution approving the aforementioned agreements constitutes essential information about this Banking company.

Sincerely,

María Elisa Abovic Wiegand
Auditor
Banco Bilbao Vizcaya Argentaria, Chile

Santiago, October 1, 2003

Mr. Enrique Marshall R.
Superintendent of Banks and
Financial Institutions
By Hand

Dear Sir:

Pursuant to statutory and regulatory provisions currently in effect, this is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, the following agreements were approved:

a.-) Sublease agreements entered into between the Bank and its subsidiaries BBVA Administradora de Fondos Mutuos BHIF S.A., BBVA Corredores de Bolsa BHIF S.A., BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La vivienda S.A., all executed on July 21, 2003, through which agreements the Bank sublet to the aforementioned subsidiaries spaces on the seventh floor of the building located at calle Pedro de Valdivia 100, Municipality de Providencia, in the city of Santiago.

b.-) Sublease agreement entered into on July 7, 2003 between the Bank and its subsidiary BHIF Asesorías y Servicios Financieros S.A., through which the Bank sublet to the aforementioned subsidiary physical space in the building located at calle Pedro de Valdivia 100, sixth floor, Municipality de Providencia, in the city of Santiago.

c.-) To enter into a lease agreement with Parque Arauco S.A., under which that company leases to the Bank a physical space in the shopping center “Parque Arauco Shopping Center,” located in the Municipality of Las Condes in the city of Santiago, intended for automated teller machines.

d.-) To enter into agreements under which the Bank sublets and leases, respectively, to Administradora de Fondos de Pensiones Provida S.A., a physical space in the buildings located at Avenida la Dehesa 457, Municipality of lo Barnechea and at calle Apoquindo 8375 in the Municipality of Las Condes.

The resolution approving the aforementioned agreements constitutes essential information about this Banking company, which will be communicated to the Securities Exchanges by letters to be sent on this same date.

Sincerely,

Ramón María Monell Valls
General Manager
Banco Bilbao Vizcaya Argentaria, Chile

Santiago, October 3, 2003

Mr. Edgar Piedra
Assistant Treasurer
The Bank of New York
101 Barclays Street, 22nd Floor-West
New York, New York 10286 U.S.A.

Dear Sir:

This is to inform you that, at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on September 24 of this year, the following agreements were approved:

a.-) Sublease agreements entered into between the Bank and its subsidiaries BBVA Administradora de Fondos Mutuos BHIF S.A., BBVA Corredores de Bolsa BHIF S.A., BHIF Administradora de Fondos de Inversión S.A. and BHIF Administradora de Fondos Para La vivienda S.A., all executed on July 21, 2003, through which agreements the Bank sublet to the aforementioned subsidiaries spaces on the seventh floor of the building located at calle Pedro de Valdivia 100, Municipality de Providencia, in the city of Santiago.

b.-) Sublease agreement executed on July 7, 2003 between the Bank and its subsidiary BHIF Asesorías y Servicios Financieros S.A., through which the Bank sublet to the aforementioned subsidiary physical space in the building located at calle Pedro de Valdivia 100, sixth floor, municipality de Providencia, in the city of Santiago.

c.-) To enter into a lease agreement with Parque Arauco S.A., under which that company leases to the Bank a physical space in the shopping center “Parque Arauco Shopping Center,” located in the Municipality of Las Condes in the city of Santiago, for automated teller machines.

d.-) To enter into agreements under which the Bank sublets and leases, respectively, to Administradora de Fondos de Pensiones Provida S.A., a physical space in the buildings located at Avenida la Dehesa 457, Municipality of lo Barnechea and at calle Apoquindo 8375 in the Municipality of Las Condes.

The resolution approving the aforementioned agreements constitutes essential information about this Banking company, which will be communicated today by letters to be sent to the Superintendency of Banks and Financial Institutions and Securities Exchanges of Chile.

Sincerely,

María Elisa Abovic Wiegand
Auditor
Banco Bilbao Vizcaya Argentaria, Chile